UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the months of January 2004 through December 2004

Commission File Number:  0-32115

Enterra Energy Trust (Translation of registrant's name into English)

2600, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release dated December 15, 2004
99.2	News Release dated December 10, 2004
99.3	News Release dated November 16, 2004
99.4	News Release dated November 15, 2004
99.5	News Release dated November 9, 2004
99.6	News Release dated October 18, 2004
99.7	News Release dated October 15, 2004
99.8	News Release dated September 30, 2005
99.9	News Release dated September 20, 2004
99.10	News Release dated September 15, 2004
99.11	News Release dated August 23, 2004
99.12	News Release dated August 18, 2004
99.13	News Release dated August 16, 2004
99.14	News Release dated August 3, 2004
99.15	News Release dated July 21, 2004
99.16	News Release dated July 15, 2005
99.17	News Release dated June 18, 2005
99.18	News Release dated June 16, 2005
99.19	News Release dated May 20, 2004
99.20	News Release dated May 18, 2004
99.21	News Release dated May 17, 2004
99.22	News Release dated April 29, 2004
99.23	News Release dated April 15, 2004
99.24	News Release dated April 2, 2004
99.25	News Release dated March 17, 2004
99.26	News Release dated March 17, 2004 (Cdn$)
99.27	News Release dated March 17, 2004 (US$)
99.28	News Release dated March 9, 2004
99.29	News Release dated February 18, 2004
99.30	News Release dated February 17, 2004
99.31	News Release dated January 23, 2004
99.32	News Release dated January 20, 2004
99.33	News Release dated January 16, 2004
99.34	News Release dated January 15, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005

Enterra Energy Trust

By:

/s/ E. Keith Conrad

Name:

E. Keith Conrad

Title

President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated December 15, 2004
99.2	News Release dated December 10, 2004
99.3	News Release dated November 16, 2004
99.4	News Release dated November 15, 2004
99.5	News Release dated November 9, 2004
99.6	News Release dated October 18, 2004
99.7	News Release dated October 15, 2004
99.8	News Release dated September 30, 2005
99.9	News Release dated September 20, 2004
99.10	News Release dated September 15, 2004
99.11	News Release dated August 23, 2004
99.12	News Release dated August 18, 2004
99.13	News Release dated August 16, 2004
99.14	News Release dated August 3, 2004
99.15	News Release dated July 21, 2004
99.16	News Release dated July 15, 2005
99.17	News Release dated June 18, 2005
99.18	News Release dated June 16, 2005
99.19	News Release dated May 20, 2004
99.20	News Release dated May 18, 2004
99.21	News Release dated May 17, 2004
99.22	News Release dated April 29, 2004
99.23	News Release dated April 15, 2004
99.24	News Release dated April 2, 2004
99.25	News Release dated March 17, 2004
99.26	News Release dated March 17, 2004 (Cdn$)
99.27	News Release dated March 17, 2004 (US$)
99.28	News Release dated March 9, 2004
99.29	News Release dated February 18, 2004
99.30	News Release dated February 17, 2004
99.31	News Release dated January 23, 2004
99.32	News Release dated January 20, 2004
99.33	News Release dated January 16, 2004
99.34	News Release dated January 15, 2004